Exhibit 99.1

WILLIAM C. MARTIN
254 Witherspoon Street
Princeton, New Jersey 08542

December 30, 2009

BY FEDERAL EXPRESS

TICC Capital Corp.
8 Sound Shore Drive, Suite 255
Greenwich, Connecticut 06830
Attn: Patrick F. Conroy, Corporate Secretary

Re:	Submission of proposal pursuant to Rule 14a-8 (“Rule 14a-8”) of the Securities Exchange Act of 1934, as amended, for the 2010 Annual Meeting of Stockholders of TICC Capital Corp.

Dear Mr. Conroy:

I am submitting pursuant to Rule 14a-8 the proposal and supporting statement attached hereto as Exhibit A for inclusion in the proxy statement of TICC Capital Corp. (the “Company”) relating to the 2010 annual meeting of stockholders of the Company (the “Annual Meeting”).

As of the date hereof, I am the direct beneficial owner of 83,683 shares of Common Stock of the Company (the “Shares”) and I intend to continue to hold the Shares through the date of the Annual Meeting.  Over $2,000 in market value of the Shares are currently held in my brokerage account with RBC Capital Markets Corporation (“RBC”).  Cede & Co., as the nominee of The Depository Trust Company, is the holder of record of the Shares.  As of the date hereof, I have continuously held at least $2,000 in market value of the Company’s securities entitled to be voted on the proposal for at least one year, as evidenced by the letter from RBC attached hereto as Exhibit B and the monthly brokerage account statements for the prior 12-month period attached hereto as Exhibit C, and I will continue to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting.

I or one of my representatives will appear in person at the Annual Meeting to present the proposal.

This notice is submitted in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended.  I will assume the attached proposal and supporting statement will be included in the Company’s proxy statement for the Annual Meeting unless advised otherwise in writing (with a copy to my counsel in this matter, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Steve Wolosky, Esq., telephone (212) 451-2333, facsimile (212) 451-2222).

Very truly yours,

/s/ William C. Martin

William C. Martin

EXHIBIT A

Proposal:

RESOLVED, that the Investment Advisory Agreement between TICC Capital Corp. and TICC Management, LLC shall be terminated effective as soon as is legally permissible thereunder.

Supporting Statement:

The case for terminating the investment advisory agreement with TICC’s investment adviser, TICC Management, is clear.

First, TICC Management has delivered poor investment results:

•	Net asset value declined -41% from $13.77 per share in Q4 2006 to $8.07 at Q3 2009.

•	Annual distributions fell -58% from $1.44 per share in 2007 to $0.60 per share at present.

•	TICC shares declined -63% from their peak of $16.46 in 2006 to $6.11 as of 12/29/09.

Second, TICC Management has in my view demonstrated poor investment judgment:

•
TICC Management failed to impose LIBOR interest rate floors under the bulk of its loans.  This led to substantial interest rate declines and negative marks to asset value when LIBOR rates fell precipitously in 2008.

•
In 2007, TICC abandoned its policy requiring it to invest at least 80% of the value of its net assets in technology-related companies.  Around the same time, TICC invested $15 million in “WAICCS Las Vegas, LLC”, a Las Vegas land development that has depreciated to a value of just $2.1 million at September 30, 2009.

•	TICC Management has failed to repurchase TICC shares though they trade at a substantial discount to net asset value, missing an accretive investment opportunity.

Unfortunately, despite all of this, TICC Management is anything but poorly compensated:

•	Over the past three years, TICC Management reaped over $20 million in fees. This is equal to 12.5% of TICC’s market capitalization.

•	TICC Management was paid approximately $4 million in 2009, equal to 15 cents per share (25% of the current annual distribution).

•
TICC Management collected more than $700,000 in incremental fees in 2008 and 2009 from the $22.8 million in capital that was raised in the highly dilutive rights offering in May 2008.  This is a clear example of how compensation is not aligned with shareholder interests.  After all, why should TICC Management earn more when they dilute shareholders?

Even worse, running TICC is only a part-time job for the senior team at TICC Management; each of them works on at least one other investment fund from which TICC shareholders derive absolutely no economic benefit.

If shareholders vote to terminate the current advisory agreement, this will send a clear message to the TICC Board that it should implement a new advisory agreement that truly aligns the adviser’s actions with shareholder interests.  This new agreement should be structured so that the adviser is only rewarded if net asset value and distributions are increasing, while reducing compensation if TICC raises dilutive capital or if the portfolio loses money.  Additionally, a portion of the adviser’s compensation should consist of long term equity which vests only if TICC’s share price trades at a valuation in excess of book value.

If you agree with my views, please vote “FOR” this proposal.